[CORRESPONDENCE]

February 24, 2009

VIA EDGAR AND
HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720, Washington, D.C. 20549

Attn.: Mr. Kevin Rupert, Staff Attorney

Re:	Western Asset Municipal Defined Opportunity Trust Inc.
Pre-Effective Amendment No. 2 to the Registration Statement on
Form N-2, File Nos. 333-156784 and 811-22265

Ladies and Gentlemen:

On behalf of Western Asset Municipal Defined Opportunity Trust Inc. (the “Fund”), we hereby submit for your review Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the above-referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2009, and amended by Pre-Effective Amendment No. 1 on February 19, 2008, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “Registration Statement”).  An electronic version of Amendment No. 2 has been filed concurrently with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.  We have enclosed four copies of Amendment No. 2 for use by the staff of the Commission (the “Staff”), which have been marked to show changes made to the Registration Statement.

In addition, we are providing the following responses to the comments received from the Staff of the Commission on February 19 and February 20, 2009, relating to the Registration Statement.  Please note that all page numbers in our responses are references to the page numbers of Amendment No. 2, unless otherwise noted. Dollar amounts are presented in thousands unless stated otherwise.  Capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Cover Page

1.                                      In response to the Staff’s comment, the Registration Statement disclosure has been revised to include the following:

“As a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments. However, the Fund may borrow for temporary or emergency purposes as permitted by the Investment Company Act of 1940, as amended. In addition, the Fund may invest in certain instruments and enter into transactions as described in this prospectus that have the economic effect of financial leverage; provided that the Fund will not make such investments if, upon completion of the investment, the effective leverage of the Fund would be greater than 10% of the Fund’s total assets.”  Please see the cover page.

Prospectus Summary

1.                                      In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that the Fund will not leverage its capital structure by issuing preferred shares or other senior securities (except for temporary or emergency purposes) and limits its ability to make investments that have the economic effect of leverage.  Please see page 1.

2.                                      In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that below investment grade securities are commonly known as “junk bonds.”  Please see page 2.

Summary of Fund Expenses

1.                                      In response to the Staff’s comment, the Summary of Fund Expenses has been revised to provide, in the main body of the disclosure, Fund expenses assuming the Fund incurs the maximum amount of effective leverage of 10% of the Fund’s total assets through investments in inverse floating rate securities and tender option bonds with an interest rate of 1.15% on the short-term debt issued in the form of variable rate demand notes under the tender option bond structure.  In addition, the example illustrating expenses related to a hypothetical $1,000 investment provided in the Summary of Fund Expenses has been revised to display, in the main body of the disclosure, estimated expenses of the Fund assuming the Fund incurs the maximum amount of effective leverage of 10% of the Fund’s total assets.  Please see page 18.

Prospectus

1.                                      In response to the Staff’s comment, the Registration Statement disclosure has been revised to state that the potential exposure to losses related to inverse floaters may increase beyond the value of the Fund’s inverse floater investments as the Fund may potentially be liable for all amounts owed to holders of the floating rate certificates.  Please see pages 27 and 31.

2.                                      In response to the Staff’s comment, the Registration Statement disclosure has been revised to clarify that unless the termination date is amended by Common Shareholders in accordance with the Articles, the Fund will be terminated on or about April 30, 2021 (regardless of any change in state law affecting the ability of the Board of Directors to amend the Articles).  Please see pages 5 and 28.

3.                                      In response to the Staff’s comment, the Registration Statement disclosure has been revised to clarify that the Fund will be required to segregate unencumbered liquid securities or cash with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty including, as a seller of protection, the full notional amount of the credit swap), on a marked-to-market basis (as calculated pursuant to requirements of the Securities and Exchange Commission).  Please see pages 14 and 34.

4.                                      In response to the Staff’s comment regarding stabilizing transactions, including short sales, the underwriters have advised the Fund as follows:

As disclosed in the “Underwriting” section of the prospectus, Wachovia Capital Markets, LLC, on behalf of itself and the other underwriters, may carry out sales of the Fund’s common shares by the syndicate in excess of the number of common shares to be purchased by the underwriters in the offering, creating a short position.  In a typical offering, both a “covered” short position and a “naked” short position may be created as part of the initial distribution of the common shares by the underwriters at the time of the initial public offering.  The covered short position would be created by the sale of common shares in an amount up to the number of common shares represented by the underwriters’ over-allotment option (usually around 15% of the total number of “firm” shares to be purchased by the underwriters).  A naked short position would typically be created by the sale of common shares in excess of the number that the underwriters are entitled to purchase in the offering and that amount is included in the total number of shares sold to the public but is not included in the number of shares that appears on the cover of the final prospectus.

As part of the effort made by the underwriters to stabilize the market price of the common shares in the period following the initial public offering, the underwriters will then cover these shorts positions by either purchasing the common shares in the open market or by exercising their over-allotment option.  In determining whether to purchase in the open market or to exercise their over-allotment option, the underwriters will consider, among other things, the price of the common shares available for purchase in the open market as compared to the price at which they may purchase common shares through the over-allotment option.  Covering the short positions by purchasing the common shares in the open market may serve to stabilize the market price of the common shares in two ways: (i) it can absorb some amount of sales into the market that is expected and frequently seen in the period following an initial public offering and (ii) in the event of incremental volatility, it may help stabilize the market price of the common shares by providing the market with a willing buyer.

In addition, the Fund informs the Staff that Wachovia Capital Markets, LLC has advised the Fund that syndicate covering transactions and stabilizing transactions in connection with this offering described in the prospectus will be transacted in accordance with law.

Please note that we have included certain changes to the Amendment No. 2 other than those in response to the Staff’s comments.  We are separately delivering along with this letter a copy of Amendment No. 2 marked to reflect cumulative changes to the Amendment No. 1 to the Registration Statement originally filed with the Commission on February 19, 2009.

Please call Sarah Cogan (212-455-3575) or Robert Griffith (212-455-7678) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP